UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61058A/November 24, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13651

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In the Matter of

ALTIVA FINANCIAL CORP.,
ATLANTIC GULF COMMUNITIES CORP.,
CFI MORTGAGE, INC.,
COMMODORE HOLDINGS LTD.,
CONVERSION TECHNOLOGIES
  INTERNATIONAL, INC.,
CYNTECH TECHNOLOGIES, INC.,
DIVERSIFIED SENIOR SERVICES, INC.,
DYERSBURG CORP.,
FLOUR CITY INTERNATIONAL, INC.,
GERALD STEVENS, INC.,
LEISURE TIME CASINOS & RESORTS, INC.,
 and
PLATINUM ENTERTAINMENT, INC. (N/K/A
 VIDALIA GICHNER HOLDINGS, INC.)

:   CORRECTED
:   ORDER MAKING
:   FINDINGS AND
:   REVOKING REGISTRATIONS
:   BY DEFAULT AS TO TEN
:   RESPONDENTS

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       The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on October 15, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement and the Office of the Secretary have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by October 20, 2009, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Respondent filed an Answer and the time for filing Answers has expired.

       By Order dated November 3, 2009, I stayed the proceeding in part because two Respondents, Diversified Senior Services, Inc., and Platinum Entertainment, Inc. (n/k/a Vidalia Gichner Holdings, Inc.), had agreed in principle to a settlement on all major terms.[1] I also ordered the other ten Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. No replies to that Order have been received and the time for replying has now expired. Accordingly, these ten

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[1] The Commission has now accepted the settlement offers from these two Respondents.

Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule 155(a), the following allegations of the OIP are deemed to be true.

Altiva Financial Corp. (ATVA) (CIK No. 1023334) is a void Delaware corporation located in Atlanta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ATVA is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 29, 2000. On April 19, 2000, ATVA announced that it was pursuing an orderly winding up of its business activities and seeking an arrangement with its creditors. As of October 13, 2009, the common stock of ATVA was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Atlantic Gulf Communities Corp. (AGLFQ) (CIK No. 771934) is a forfeited Delaware corporation located in Sunrise, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). AGLFQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of $22,422,000 for the prior nine months. On May 1, 2001, AGLFQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was converted to a Chapter 7 proceeding, and was still pending as of October 13, 2009. As of October 13, 2009, the common stock of AGLFQ was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

CFI Mortgage, Inc. (CFIM) (CIK No. 1036071), is a delinquent Delaware corporation located in Largo, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CFIM is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $3,018,320 for the prior nine months. On March 10, 1999, CFIM filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Florida, which was terminated on August 10, 2001. As of October 13, 2009, the common stock of CFIM was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Commodore Holdings Ltd. (CCLNQ) (CIK No. 945524) is a Bermuda corporation located in Hollywood, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CCLNQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2000, which reported a net loss of $15,712,000 for the prior nine months. On December 27, 2000, CCLNQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Florida, which was terminated on February 29, 2008. As of October 13, 2009, the common stock of CCLNQ was quoted on the Pink Sheets, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conversion Technologies International, Inc. (CVTL) (CIK No. 923978), is a void Delaware corporation located in St. Augustine, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CVTL is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended June 30, 2000, which reported a net loss of $479,223 for the prior year. On April 11, 2001, CVTL filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Middle District of Florida, which was terminated on December 12, 2003. As of October 13, 2009, the common stock of CVTL was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Cyntech Technologies, Inc. (CYNT) (CIK No. 869293), is an expired Utah corporation located in Conyers, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CYNT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended July 31, 2002, which reported a net loss of $2,004,000 for the prior year and included a "going concern" opinion based on the company's working capital deficit, stockholder's deficit, significant losses since inception, and default on its licensing agreement. As of October 13, 2009, the common stock of CYNT was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Dyersburg Corp. (DBGC) (CIK No. 884999) is an inactive Tennessee corporation located in Charlotte, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DBGC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2001, which reported a net loss of $12,923,000 for the prior six months. On September 25, 2000, DBGC filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was converted to a Chapter 7 petition, and was still pending as of October 13, 2009. As of October 13, 2009, the common stock of DBGC was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Flour City International, Inc. (FCIN) (CIK No. 1049049), is a revoked Nevada corporation located in Kingsport, Tennessee, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FCIN is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2001, which reported a net loss of $16,685,000 for the prior nine months. As of October 13, 2009, the common stock of FCIN was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2--11(f)(3).

Gerald Stevens, Inc. (GSVE) (CIK No. 37525), is a dissolved Florida corporation located in Fort Lauderdale, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GSVE is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 30, 2000, which reported a net loss of $5,188,000 for the prior three months. On April 23, 2001, GSVE filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Florida, which was terminated on November 15, 2007. As of October 13, 2009, the common stock of GSVE was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Leisure Time Casinos & Resorts, Inc. (LTCR) (CIK No. 907093), is a dissolved Colorado corporation located in Norcross, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). LTCR is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended June 30, 2000, which reported a net loss of $27,701,000 for the prior year. On March 14, 2002, LTCR filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Georgia, which was converted into a Chapter 7 petition, and was still pending as of October 13, 2009. As of October 13, 2009, the common stock of LTCR was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

These ten Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires issuers to file quarterly reports. As a result of the foregoing, these ten Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of Altiva Financial Corp., Atlantic Gulf Communities Corp., CFI Mortgage, Inc., Commodore Holdings Ltd., Conversion Technologies International, Inc., Cyntech Technologies, Inc., Dyersburg Corp., Flour City International, Inc., Gerald Stevens, Inc., and Leisure Time Casinos & Resorts, Inc., are revoked.

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James T. Kelly
Administrative Law Judge